EXHIBIT 99.2

Third Quarter 2025 Results November 4, 2025 REAL ESTATE SERVICES | ENGINEERING | INVESTMENT MANAGEMENT

2 Colliers (US $ millions, except per share amounts) Highlights • Solid momentum across all segments • Engineering growth driven by strategic acquisitions and robust organic performance • Surge in transaction activity in Real Estate Services • Advanced integration of global Investment Management operations under the Harrison Street Asset Management brand • Tracking well to 2025 outlook USD LC (1) Revenues 1,463.1 1,179.1 24% 23% Net Revenues 1,258.9 1,058.0 19% 18% Adjusted EBITDA 191.1 154.6 24% 24% Adjusted EBITDA Margin 13.1% 13.1% Adjusted EPS 1.64 1.32 24% GAAP Operating Earnings 104.7 109.7 -5% GAAP Operating Earnings Margin 7.2% 9.3% GAAP diluted EPS 0.82 0.73 12% USD LC (1) Revenues 3,951.9 3,320.4 19% 19% Net Revenues 3,438.5 2,966.8 16% 16% Adjusted EBITDA 487.4 419.0 16% 16% Adjusted EBITDA Margin 12.3% 12.6% Adjusted EPS 4.24 3.46 23% GAAP Operating Earnings 235.5 267.8 -12% GAAP Operating Earnings Margin 6.0% 8.1% GAAP diluted EPS 0.82 1.73 -52% Three months ended September 30 2025 2024 %Change Nine months ended September 30 2025 2024 % Change (1) Local currency

22% 48% 30% 72% Recurring TTM Q3 2025 AEBITDA by Segment 32% 58% 10% TTM Q3 2025 Revenue by Segment 63% Recurring 3 Colliers Real Estate Services Engineering Investment Management Global diversification with 70%+ recurring earnings A Different Kind of Company Please refer to Appendix

4 Colliers Consolidated Revenues Engineering Investment Management Real Estate Services Local currency internal growth: 13% % Change over Q3 2024 USD LC Investment Management 7% 6% Engineering 54% 53% Real Estate Services 14% 13% Total 24% 23%                             4  4  (US$ millions)

                              4  4  5 Colliers (US$ millions) Real Estate Services • Robust growth in Capital Markets across all geographies and asset classes • Solid growth in Leasing driven by industrial, office and specialty assets, including data centers • Higher Outsourcing activity in all services, led by valuation and advisory • AEBITDA margin improvement driven by operating leverage, partly offset by continued investments to strengthen geographic and asset class capabilities               4  4      QHWPDUJLQ     QHWPDUJLQ USD LC Revenue Growth 14% 13% Net Revenue Growth 14% 14% AEBITDA Growth 36% 36% Revenues AEBITDA Outsourcing Leasing Capital Markets Subconsultant and other direct costs GAAP Operating Earnings: Q3 2025 $67.1M at 8.0% margin; Q3 2024 $42.4M at 5.8% margin

6 Colliers (US$ millions) Engineering • Favourable impact of recent acquisitions and strong 6% internal net revenue growth • Continued infrastructure, urbanization, and energy transition tailwinds • Net margin down slightly due to service mix                   4  4  GAAP Operating Earnings: Q3 2025 $27.1M at 5.6% margin; Q3 2024 $19.7M at 6.2% margin               4  4      QHW PDUJLQ     QHWPDUJLQ USD LC Revenue Growth 54% 53% Net Revenue Growth 37% 36% AEBITDA Growth 35% 35% Revenues AEBITDA Engineering Subconsultant and other direct costs

7 Colliers (US$ millions) Investment Management • Favourable impact of an acquisition and higher fee - paying assets under management • Net margin impacted by investments in unifying the platform and integrating certain functions to leverage their scale and capabilities • AUM of $108.3 billion (up 5% from June 30, 2025; up 10% from December 31, 2024), and included the impact of an acquisition and fundraising, partially offset by asset sales • FPAUM of $54.4 billion (up 6% from June 30, 2025; up 9% from December 31, 2024)                   4  4  GAAP Operating Earnings: Q3 2025 $36.0M at 26.4% margin; Q3 2024 $67.2M at 52.8% margin               4  4      QHW PDUJLQ     QHW PDUJLQ USD LC Revenue Growth 7% 6% Net Revenue Growth 6% 5% AEBITDA Growth -4% -5% Management fees Pass - through performance fees Revenues AEBITDA

8 Colliers (US$ millions) Capitalization & Capital Allocation • Leverage ratio of 2.3x • $950 million of available liquidity under revolving credit facility • Anticipating capital expenditures of $100 - $110 million in 2025, representing ~2% of trailing twelve - month revenues Cash $ 212.5 $ 176.3 $ 157.0 Total Debt 1,840.5 1,508.5 1,804.4 Net Debt $ 1,628.0 $ 1,332.2 $ 1,647.4 Redeemable non-controlling interests 1,275.2 1,152.6 1,122.1 Shareholders' equity 1,444.0 1,325.6 1,255.6 Total capitalization $ 4,347.2 $ 3,810.4 $ 4,025.1 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.3x 2.0x 2.5x Capital Expenditures $ 47.9 $ 45.5 Acquisition Spend (2) $ 307.2 $ 495.5 Nine months ended September 30, 2025 September 30, 2024 September 30, 2025 December 31, 2024 September 30, 2024 (1) Net debt for financial leverage ratio excludes restricted cash and warehouse credit facilities, in accordance with debt a gre ements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies

Colliers 9 Maintaining 2025 Outlook (1) Based on expectations of continuing lower global trade uncertainty and lower interest rate volatility for the fourth quarter The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include future acquisitions. Real Estate Services Engineering Investment Management Consolidated High single - digit revenue growth with modest increase in AEBITDA margin 30 - 35% revenue growth with increase in AEBITDA margin High - single digit revenue growth with flat net AEBITDA margin 1 PRIOR DRIVERS UPDATED DRIVERS Low - teens percentage revenue growth Mid - teens AEBITDA growth Mid to high - teens AEPS growth High single - digit revenue growth with better than previously anticipated AEBITDA margin expansion 30 - 35% revenue growth with increase in AEBITDA margin High - single digit revenue growth with lower net AEBITDA margin

Appendix Colliers 10

Colliers 11 (US$ thousands) Net earnings $ 65,134 $ 69,377 $ 138,023 $ 155,440 Income tax 19,120 21,131 49,076 55,478 Other income, including equity earnings from non-consolidated investments (2,270) (4,121) (12,391) (5,704) Interest expense, net 22,700 23,350 60,763 62,598 Operating earnings 104,684 109,737 235,471 267,812 Loss on disposal of business operations 406 - 406 - Depreciation and amortization 64,405 56,073 189,493 156,426 Gains attributable to MSRs (12,272) (6,151) (26,766) (11,178) Equity earnings from non-consolidated investments 2,134 4,008 9,186 5,240 Acquisition-related items (1,150) (20,931) 24,290 (34,212) Restructuring, optimization and integration costs 14,651 5,087 21,226 13,920 Stock-based compensation expense 18,257 6,813 34,062 20,947 Adjusted EBITDA $ 191,115 $ 154,636 $ 487,368 $ 418,955 Three months ended Nine months ended September 30, 2025 September 30, 2024 September 30, 2025 September 30, 2024 Reconciliation of GAAP earnings to adjusted EBITDA

Colliers 12 (US$ thousands) Net earnings $ 65,134 $ 69,377 $ 138,023 $ 155,440 Non-controlling interest share of earnings (14,526) (14,929) (36,493) (35,074) Loss on disposal of operations 406 - 406 - Amortization of intangible assets 44,773 38,226 132,511 107,697 Gains attributable to MSRs (12,272) (6,151) (26,766) (11,178) Acquisition-related items (1,150) (20,931) 24,290 (34,212) Restructuring, optimization and integration costs 14,651 5,087 21,226 13,920 Stock-based compensation expense 18,257 6,813 34,062 20,947 Income tax on adjustments (19,931) (5,383) (45,623) (26,116) Non-controlling interest on adjustments (10,829) (5,060) (25,463) (18,331) Adjusted net earnings $ 84,513 $ 67,049 $ 216,173 $ 173,093 (US$) Diluted net earnings per common share $ 0.82 $ 0.73 $ 0.82 $ 1.73 Non-controlling interest redemption increment 0.16 0.34 1.17 0.68 Gain on disposal of operations, net of tax (0.03) - (0.03) - Amortization expense, net of tax 0.54 0.59 1.63 1.48 Gains attributable to MSRs, net of tax (0.14) (0.07) (0.30) (0.13) Acquisition-related items, net of tax (0.15) (0.45) 0.18 (0.84) Restructuring, optimization and integration costs, net of tax 0.17 0.08 0.27 0.21 Stock-based compensation expense, net of tax 0.27 0.10 0.50 0.33 Adjusted EPS $ 1.64 $ 1.32 $ 4.24 $ 3.46 Diluted weighted average shares for Adjusted EPS (thousands) 51,404 50,797 50,998 50,054 Three months ended Nine months ended September 30, 2025 September 30, 2024 September 30, 2025 September 30, 2024 Three months ended Nine months ended September 30, 2025 September 30, 2024 September 30, 2025 September 30, 2024 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

Colliers 13 Reconciliation of net cash flow from operations to free cash flow (US$ thousands) Net cash provided by operating activities $ 113,360 $ 107,128 $ 73,447 $ 110,702 Contingent acquisition consideration paid (896) 69 7,052 3,107 Purchase of fixed assets (16,774) (16,158) (47,856) (45,511) Cash collections on AR Facility deferred purchase price 35,272 32,957 119,249 101,805 Distributions paid to non-controlling interests (15,770) (17,475) (61,243) (66,302) Free cash flow $ 115,192 $ 106,521 $ 90,649 $ 103,801 Three months ended Nine months ended September 30, 2025 September 30, 2024 September 30, 2025 September 30, 2024

Colliers 14 Trailing twelve months free cash flow (US$ thousands) 2024 Annual free cash flow $ 330,244 Add: Free cash flow for nine months ended September 30, 2025 90,649 Less: Free cash flow for nine months ended September 30, 2024 (103,801) Trailing twelve months ended September 30, 2025 free cash flow $ 317,092 Trailing Twelve Months Ended September 30, 2025

Colliers 15 Reconciliation of revenues to net revenues – Quarterly (US$ thousands) Three months ended September 30, 2025 Revenues $ 838,565 $ 488,062 $ 136,288 $ 183 $ 1,463,098 Subconsultant and other direct costs (59,776) (134,820) - - (194,596) Historical pass-through performance fees - - (9,650) - (9,650) Net revenues $ 778,789 $ 353,242 $ 126,638 $ 183 $ 1,258,852 Three months ended September 30, 2024 Revenues $ 734,932 $ 316,624 $ 127,405 $ 98 $ 1,179,059 Subconsultant and other direct costs (54,075) (59,159) - - (113,234) Historical pass-through performance fees - - (7,783) - (7,783) Net revenues $ 680,857 $ 257,465 $ 119,622 $ 98 $ 1,058,042 Real Estate Services Investment Management Engineering Corporate Consolidated

Colliers 16 Reconciliation of revenues to net revenues – Year to date (US$ thousands) Nine months ended Revenues $ 2,260,926 $ 1,301,913 $ 388,624 $ 454 $ 3,951,917 Subconsultant and other direct costs (163,103) (325,239) - - (488,342) Historical pass-through performance fees - - (25,095) - (25,095) Net revenues $ 2,097,823 $ 976,674 $ 363,529 $ 454 $ 3,438,480 Nine months ended September 30, 2024 Revenues $ 2,128,082 $ 816,023 $ 375,977 $ 325 $ 3,320,407 Subconsultant and other direct costs (157,900) (184,955) - - (342,855) Historical pass-through performance fees - - (10,783) - (10,783) Net revenues $ 1,970,182 $ 631,068 $ 365,194 $ 325 $ 2,966,769 September 30, 2025 Real Estate Services Investment Management Engineering Corporate Consolidated

Local currency revenue and adjusted EBITDA growth rate and internal revenue growth rate measures Percentage revenue and adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring for this revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 17 Other Non - GAAP Measures